================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of November, 2008

                        Commission File Number: 000-21742

                                   Acergy S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                              200 Hammersmith Road
                                   Hammersmith
                                 London, W6 7DL
                                     England
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

================================================================================

Attached herewith are the following materials regarding the Extraordinary General Meeting for Acergy S.A., a Luxembourg company (the "Company"), to be held on December 18, 2008:

     1. Chairman's letter dated November 21, 2008 advising of Extraordinary General Meeting.

     2. Notice of Extraordinary General Meeting dated November 21, 2008 together with the Proposal to Approve the Company's 2008 Long Term Incentive Plan.

     3. Letter from DnB NOR Bank ASA to holders of Common Shares of the Company regarding voting using the proxy card attached thereto.

     4. Blank form of Proxy Card for holders of Common Shares of the Company.

     5. Depositary's Notice (of Deutsche Bank Trust Company Americas) regarding the Extraordinary General Meeting of Acergy S.A.

     6. Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

The above materials were mailed on or about November 21, 2008 by Deutsche Bank Trust Company Americas to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of November 19, 2008.

Certain statements set forth above and contained in the above materials furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of our ship conversion program; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: November 27, 2008                           By: /s/ Stuart Jackson
                                                      --------------------------
                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer

Acergy S.A.                                            [GRAPHIC OMITTED][Acergy]
c/o Acergy M.S. Limited
200 Hammersmith Road
London W6 7DL, United Kingdom
T: +44 (0)20 8210 5500
F: +44 (0)20 8210 5501
www.acergy-group.com

DEAR SHAREHOLDER

An Extraordinary General Meeting of Shareholders of Acergy S.A. (the "Company") will be held on Thursday December 18, 2008 at 11.00 a.m. Local Time at the offices of Services Generaux de Gestion S.A., 412F, route d'Esch, L-2086 Luxembourg.

Due to the fact that the Company is incorporated in Luxembourg as a societe anonyme holding, the Company's affairs are governed by the provisions of the Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, the Extraordinary General Meeting relates to and considers matters of a more formal nature. The matters to be addressed at the Extraordinary General Meeting are restricted to those on the Notice.

Enclosed with this mailing is the Notice of Extraordinary General Meeting of Shareholders, as well as the Proxy Card relating thereto. Shareholders of record at the close of business on November 19, 2008, will be entitled to vote at the Extraordinary General Meeting.

If you wish your Shares to be voted at the Extraordinary General Meeting, please promptly sign, date and return the enclosed Proxy Card to assure that they will be received in time.

The Company's Board of Directors recommends that you vote in favour of the matters to be considered at the meeting.

Yours sincerely


/s/ Mark Woolveridge

Mark Woolveridge
Chairman

November 21, 2008

Registered Office                                        [GRAPHIC OMITTED][TAQL]
412F, route d'Esch, L-2086 Luxembourg,
Societe Anonyme Holding, R.C.S. Luxembourg B 43172                   Page 1 of 1

Acergy S.A.                                            [GRAPHIC OMITTED][Acergy]
c/o Acergy M.S. Limited
200 Hammersmith Road,
London W6 7DL, United Kingdom
T: +44 (0)20 8210 5500
F: +44 (0)20 8210 5501
www.acergy-group.com

                     NOTICE OF EXTRAORDINARY GENERAL MEETING
                      OF SHAREHOLDERS ON DECEMBER 18, 2008

The Extraordinary General Meeting of Shareholders of Acergy S.A. (the "Company"), a Societe Anonyme Holding R.C.S. Luxembourg B 43172 having its Registered Office at 412F, route d'Esch, L-2086 Luxembourg, will be held at the offices of Services Generaux de Gestion S.A., 412F, route d'Esch, L-2086 Luxembourg, on Thursday December 18, 2008 at 11.00 a.m. Local Time, for the following purposes:

(1) To approve the recommendation of the Board of Directors of the Company to increase the number of Common Shares reserved for issuance under the Company's 2003 Stock Option Plan by two million four hundred thousand (2,400,000) Common Shares of which five hundred and one thousand (501,000) are allocated to the French Stock Option Plan, from the current six million three hundred and ten thousand (6,310,000) Common Shares to eight million seven hundred and ten thousand (8,710,000) Common Shares.

(2) To approve the recommendation of the Board of Directors of the Company to adopt the proposed Acergy S.A. 2008 Long Term Incentive Plan.

A summary of the proposed Long Term Incentive Plan is included as part of this Notice, the full 2008 Long Term Incentive Plan is available online at: www.acergy-group.com/public/2008EGM

The Extraordinary General Meeting shall be conducted in conformity with the quorum and voting requirements of Luxembourg Company Law and the Company's Articles of Association.

The Board of Directors of the Company has determined that Shareholders of record at the close of business on November 19, 2008 will be entitled to vote at the aforesaid meeting and any adjournments thereof.

Yours sincerely


/s/ Mark Woolveridge

Mark Woolveridge
Chairman

November 21, 2008

Registered Office                                        [GRAPHIC OMITTED][TAQL]
412F, route d'Esch, L-2086 Luxembourg,
Societe Anonyme Holding, R.C.S. Luxembourg B 43172                   Page 1 of 2

                                                       [GRAPHIC OMITTED][Acergy]

To assure your representation at the Extraordinary General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose so as to arrive at the registered office by 12:00 hours Central European Time on December 11, 2008. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.

                                                       [GRAPHIC OMITTED][Acergy]

               Proposal to Approve the Acergy S.A. 2008 Long Term
                                 Incentive Plan

The Acergy S.A. 2008 Long Term Incentive Plan, which we refer to as (the "Incentive Plan"), is intended to promote the long-term success of the Company and increase shareholder value by attracting, motivating, and retaining employees of the Company and its subsidiaries. To achieve this purpose, the Incentive Plan will allow us to grant restricted share awards, performance restricted share awards, restricted share unit awards and performance share unit awards to employees covering a total of up to 11,500,000 of our common shares. No awards have yet been made under the Incentive Plan.

The Incentive Plan will become effective on the date it is approved by the affirmative vote of a majority of our outstanding common shares present in person or represented by proxy at our 2008 Extraordinary General Meeting. Shares held by brokers who do not have discretionary authority to vote on this proposal and who have not received voting instructions from the beneficial owners are not counted or deemed to be present or represented for the purpose of determining whether this proposal has been approved. Abstentions are treated as shares present or represented and are counted in the tabulations of the votes cast on this proposal. Abstentions have the same effect as voting against this proposal.

No additional grants will be made in the future under our 2003 Stock Option Plan, but the options outstanding under that plan will remain in effect in accordance with their terms. As of November 21, 2008, there were 4,041,992 common shares subject to options outstanding under our 2003 Stock Option Plan, with a weighted average exercise price per share equal to $15.08 and a weighted average term remaining of 7.7 years.

The principal features of the Incentive Plan are summarized below. Shareholders should read the Incentive Plan for a full statement of its legal terms and conditions. The full text of the Incentive Plan is available at: www.acergy-group.com/public/2008EGM You may also request a copy of the Incentive Plan, which will be provided without charge, by calling Kelly Good at +44 (0) 20 8210 5545.

Administration. The Compensation Committee of the Company's Board of Directors will have discretionary authority to operate, manage and administer the Incentive Plan in accordance with its terms. The Compensation Committee will determine the employees who will be granted awards under the Incentive Plan, the size and types of awards, the terms and conditions of awards and the form and content of the award agreements representing awards. The Compensation Committee will be authorized to establish, administer and waive terms, conditions and performance goals of outstanding awards and to accelerate the vesting or exercisability of awards, in each case, subject to limitations contained in the Incentive Plan. The Compensation Committee will interpret the Incentive Plan and award agreements and will have authority to correct any defects, supply any omissions and reconcile any inconsistencies in the Incentive Plan and/or any award agreements. The Compensation Committee's decisions and actions concerning the Incentive Plan will be final and conclusive. Within the limitations of the Incentive Plan and applicable law, the Compensation Committee may delegate its responsibilities under the Incentive Plan to persons selected by it, and the Board of Directors will be permitted to exercise all of the Compensation Committee's powers under the Incentive Plan.

The Compensation Committee will be comprised of at least two non-employee members of the Board of Directors, each of whom will be selected by the Board of Directors and will satisfy independence criteria established by the Board of Directors and additional regulatory requirements. The members of the Compensation Committee are Sir Peter Mason (Chairman), George Doremus, Trond O. Westlie and Tom Ehret, each of whom is a director, but not an employee, of the Company.

Shares Subject to the Incentive Plan. A maximum of 11,500,000 - (5% of authorized share capital) common shares would be available for delivery under the Incentive Plan, subject to adjustment for certain changes in our capital structure (described below under "Changes in Capital"). The common shares that may be issued under the Incentive Plan will be either authorized and unissued shares (which will not be subject to preemptive rights) or previously issued shares that have been reacquired and are held as treasury shares. The aggregate number of common shares subject to all awards granted in any calendar year under the Incentive Plan may not exceed one percent (1%) of the total common shares issued and outstanding on January 1 of that calendar year, unless the Compensation Committee determines otherwise due to exceptional circumstances. Any shares subject to an award or portion of an award that is forfeited, terminated or settled for cash or otherwise expires will be available for future awards under the Incentive Plan.

Participation. The Compensation Committee may grant awards under the Incentive Plan to employees of the Company and its eligible subsidiaries.

If the Incentive Plan had been in effect on the date of this proposal, there would be approximately 200 employees who would be eligible to receive awards under the Incentive Plan. No awards will be granted under the Incentive Plan unless the Incentive Plan is approved by our shareholders. Because it will be within the Compensation Committee's discretion to determine which employees and directors will receive awards under the Incentive Plan and the types and amounts of those awards, it is not possible at present to specify the benefits that would be received under the Incentive Plan by employees if the Incentive Plan is approved by our shareholders. In addition, the benefits or amounts that would have been received by, or allocated to, those persons for the last completed accounting year if the Incentive Plan had been in effect cannot be determined.

Types of Awards. Restricted share awards and performance restricted share awards are common shares that may be awarded from time to time to a participant subject to the satisfaction of the terms and conditions established by the Compensation Committee. Until these terms and conditions are satisfied, restricted shares and performance restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares. Restricted share units and performance share units are denominated in common shares, except that no shares are actually issued to the participant on the grant date. When a restricted share unit or performance share unit award vests, the participant is entitled to receive the vested common shares or a cash payment based on the value of those shares or a combination of shares and cash. Vesting of an employee's award will be based on the employee's continued employment and, in the case of performance restricted share awards and performance share unit awards, achievement of performance goals over a performance period specified in the award agreement. These performance goals will be established by the Compensation Committee based on one or a combination of the following performance criteria: our consolidated earnings per share, or EPS, and our total shareholder return, or

TSR, as compared to the performance of a group of companies or an index, as determined by the Compensation Committee. A recipient of restricted shares or performance restricted shares will have the rights of a shareholder during the restriction period, including the right to receive any dividends, which may be subject to the same restrictions as the shares awarded, unless the Compensation Committee provides otherwise in the grant. A recipient of restricted share units or performance share units will have none of the rights of a shareholder unless and until shares are actually delivered to the participant. The number of restricted shares, performance restricted shares, restricted share units and/or performance share units granted to a participant will be determined by the Compensation Committee. Upon termination of employment or a period of service, or failure to satisfy any performance goals or other vesting conditions, a participant's restricted shares, performance restricted shares, restricted share units or performance share units that are unvested will be forfeited unless the participant's award agreement, or the Compensation Committee, provides otherwise.

If the Incentive Plan is approved by our shareholders, awards made during the first quarter of calendar year 2009 will be performance restricted shares or performance share units that are subject to vesting at the end of a three-year performance period based on attainment of absolute EPS and relative TSR performance goals, or, in the case of participating employees who are not senior executives, attainment of an absolute EPS performance goal.

Dividend Equivalents. The Compensation Committee may provide for the payment of dividend equivalents with respect to common shares subject to an award of restricted share units or performance share units that have not actually been issued under that award.

Transferability of Awards. Restricted share units and performance share units and unvested restricted shares and performance restricted shares generally may not be sold or otherwise transferred except by will or the laws of descent and distribution or, if permitted by law, to the designated beneficiary of a deceased participant. The Compensation Committee may permit awards to be transferred, subject to any specified conditions or limitations, but awards may not be transferred for value or other consideration without shareholder approval.

Change of Control. In the event of a change of control of the Company (as defined in the Incentive Plan), but subject to any contrary law or rule or provision of an award agreement that is in effect under the Incentive Plan prior to the change of control, the Committee may, in its discretion, provide that:
(a) restrictions applicable to outstanding performance restricted share awards and performance share unit awards will fully or partially lapse and performance goals will be deemed fully or partially achieved; (b) any outstanding awards otherwise payable on a deferred basis will be paid or distributed; (c) there will be substituted for shares subject to awards outstanding under the Incentive Plan shares or other securities of the surviving or successor corporation, or another corporate party to the change of control transaction, with approximately the same value, or cash out outstanding awards based on the highest value of the consideration received for the common shares in that transaction, or the highest fair market value of the common shares during the 90 calendar days immediately prior to the closing or expiration date of the change of control transaction.

Changes in Capital. In the event of a corporate event or transaction, such as a share dividend, share split, recapitalization, reorganization, merger or consolidation or spin-off, the Compensation Committee will substitute or adjust the number, class and kind of securities that can be delivered under the Incentive Plan and outstanding awards, and the price, as applicable, of securities subject to awards outstanding under the Incentive Plan, and other value determinations applicable to those outstanding awards, in each case, in order to prevent dilution or enlargement of participants' rights under the Incentive Plan.

Amendment and Termination. The Board of Directors may amend, alter, suspend or terminate the Incentive Plan, and the Compensation Committee may amend outstanding awards. However, no such change to the Plan will be made without first obtaining approval of our shareholders if the change would (a) increase the maximum number of common shares that may be awarded under the plan (except as described in "Changes in Capital" above) or (b) otherwise require shareholder approval to satisfy any applicable law, regulation or rule (including the rules of any national securities exchange). Additionally, no such amendment, alteration, suspension or termination of the Plan or any outstanding award may be made which would materially impair the previously accrued rights of a participant under any outstanding award without his or her written consent, unless the Board of Directors or the Compensation Committee determines that the amendment is necessary or advisable to comply with laws, regulations, rules or accounting standards. Additionally, the provisions of the Incentive Plan described above under "Change of Control" may not be amended, terminated or modified on or after the date of a change of control transaction to materially impair any participant's outstanding award without that participant's written consent. The Board of Directors or the Compensation Committee will adjust awards under the Incentive Plan in recognition of unusual or nonrecurring events affecting the Company or its financial statements or changes in laws, regulations or accounting principles if the Board of Directors or the Compensation Committee determines that those adjustments are necessary to prevent dilution or enlargement of intended benefits under the Incentive Plan.

Duration of Incentive Plan. If the Incentive Plan is approved by the shareholders, the Incentive Plan will become effective on the date of that approval and will continue in effect until all common shares available under the Incentive Plan are delivered and all restrictions on those shares have lapsed, unless the Incentive Plan is terminated earlier by the Board of Directors. However, no awards may be granted under the Incentive Plan on or after five years from the effective date of the Incentive Plan.

Non-United States Participants. The Compensation Committee may authorize appropriate procedures and subplans and grant awards or substitutes for awards to permit eligible individuals who are employed outside the United States to participate in the Incentive Plan or to otherwise conform to the laws or practices of non-U.S. jurisdictions.

Tax Withholding Obligations. The Incentive Plan authorizes the Company and its subsidiaries to withhold all applicable taxes from any award or payment under the Incentive Plan and to take other actions necessary or appropriate to satisfy those tax obligations.

The Board of Directors recommends that shareholders vote "for" the 2008 Long Term Incentive Plan.

[GRAPHIC OMITTED][DnBNOR]

To Shareholders of Acergy S.A.

Our ref.                                                 Date
Registrars Department/ij                                 Oslo, November 25, 2008

                                   ACERGY S.A.
             VOTING EXTRAORDINARY GENERAL MEETING DECEMBER 18, 2008

Your holding of Common Shares of Acergy S.A. is registered in The Norwegian Central Securities Depository (Verdipapirsentralen - the "VPS"). If you wish to vote for your shares at this Extraordinary General Meeting you may either attend in person at the said general meeting or you may execute the enclosed proxy card and return it to us.

You are encouraged to specify your choice by marking the appropriate boxes on the enclosed proxy form. When properly executed, the proxy will be voted in the manner directed therein, or if no direction is indicated, will be voted "for" the proposal.

Enclosed, please find a return envelope for your proxy. In order for your shares to be voted based on your executed proxy card, the card has to be received by DnB NOR Bank ASA, Registrars Department, Oslo, not later than December 11, 2008, 12:00 hours Central European Time.


Yours sincerely,
for DnB NOR Bank ASA
Registrars Department

Irene Johansen

DnB NOR Bank ASA Office Stranden 21, Oslo Postal address NO-0021 Oslo, Norway Telephone +47 91 50 30 00 Fax +47 22 94 90 20 www.dnbnor.no Register of Business Enterprises NO 984 851 006 MVA

Name
Address
City
Country

                                      PROXY
                                   ACERGY S.A.

     Proxy Solicited on behalf of the Board of Directors of the Company for
                 Extraordinary General Meeting December 18, 2008

     The undersigned hereby authorize DnB NOR Bank ASA to constitute and appoint Mark Woolveridge, Jean Cahuzac, Stuart Jackson, Johan Rasmussen, Jean-Paul Reiland, Jean Hoss and Philippe Hoss, and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent the undersigned at the Extraordinary General meeting of Shareholders of ACERGY S.A., to be held at the offices of Services Generaux de Gestion S.A., 412F, route d'Esch, L-2086 Luxembourg on Thursday December 18, 2008 at 11:00 a.m. Local Time, and at any adjournments thereof, on all matters coming before said meeting.

1.                                             FOR         AGAINST     ABSTAIN
-----   ------------------------------------   ---------   ---------   ---------
        To approve the recommendation of the
        Board of Directors of the Company to
        increase the number of Common Shares
        reserved for issuance under the
        Company's 2003 Stock Option Plan by
        two million four hundred thousand
        (2,400,000) Common Shares of which
        five hundred and one thousand
        (501,000) are allocated to the
        French Stock Option Plan, from the
        current six million three hundred
        and ten thousand (6,310,000) Common
        Shares to eight million seven
        hundred and ten thousand (8,710,000)
        Common Shares.
-----   ------------------------------------   ---------   ---------   ---------
2                                              FOR         AGAINST     ABSTAIN
-----   ------------------------------------   ---------   ---------   ---------
        To approve the recommendation of the
        Board of Directors of the Company to
        adopt the proposed Acergy S.A. 2008
        Long Term Incentive Plan.
-----   ------------------------------------   ---------   ---------   ---------


Signature(s)                                        Date:
            -------------------------                     ----------------------

     Note: Please sign exactly as name appears above. Joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.

Deutsche Bank Trust Company Americas
Trust & Securities Services
Global Equity Services

DEPOSITARY RECEIPTS                                      November 25, 2008

Depositary's Notice pertaining to the Extraordinary General Meeting of Shareholders of Acergy S.A.

Issue:             Acergy S.A.  / Cusip 00443E104

Country:           Luxembourg

Meeting Details:   Extraordinary General Meeting of Shareholders -
                   December 18, 2008 at the offices of Services Generaux de
                   Gestion S.A., 412F, route d'Esch, L-2086 Luxembourg
                   11:00 AM Local Time.

Meeting Agenda:    The Company's Notice of Meeting and supporting materials,
                   including the Agenda is enclosed

Voting Deadline:   On or before December 9, 2008 at 3:00 PM (New York City time)

ADR Record Date:   November 19, 2008

Common: ADR ratio  1 Common Share: 1 ADR

In accordance with Section 17 of the Deposit Agreement between Acergy S.A. (the "Company") and Deutsche Bank Trust Company Americas, as Depositary (the "Depositary"), Acergy S.A. ADR holders (the "Holders") are hereby notified of the Company's Extraordinary General Meeting of Shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is enclosed.

Holders at the close of business on the ADR record date will be entitled, subject to any applicable law, the Company's Articles of Association and the provisions of or governing Deposited Property underlying ADRs, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Property represented by ADRs. A voting instruction form is enclosed for that purpose.

Upon receipt of a voting instruction from an ADR Holder on the ADR record date, received on or before the ADR voting deadline, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Articles of Association of the Company and the provisions of the Deposited Property underlying the ADRs, to vote or cause the Custodian to vote the Shares and/or other Deposited Property, in person or by proxy, represented by the ADRs in accordance with the instructions set forth in such request.

Voting instructions may be given only in respect of a number of ADRs representing an integral number of Shares or other Deposited Property.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote or attempt to exercise the right to vote Shares or other Deposited Property represented by ADRs except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Property represented by ADRs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.

In the event of a postponement of the Extraordinary General Meeting of Shareholders or a reconvening of a second meeting, all votes received from beneficial holders of Acergy S.A. ADRs will remain valid for the purposes of any such postponed or reconvened General Meeting.

For further information, please contact:
Heidy Kashef, Associate
Deutsche Bank - Depositary Receipts

Tel: 212 250-1605 Fax: 212 797-0327

                                                [GRAPHIC OMITTED][Deutsche Bank]

                                      PROXY
                                   ACERGY S.A.

     Proxy Solicited on behalf of the Board of Directors of the Company for
                 Extraordinary General Meeting December 18, 2008

     The undersigned hereby authorize DnB NOR Bank ASA to constitute and appoint Mark Woolveridge, Jean Cahuzac, Stuart Jackson, Johan Rasmussen, Jean-Paul Reiland, Jean Hoss and Philippe Hoss, and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent the undersigned at the Extraordinary General meeting of Shareholders of ACERGY S.A., to be held at the offices of Services Generaux de Gestion S.A., 412F, route d'Esch, L-2086 Luxembourg on Thursday December 18, 2008 at 11:00 a.m. Local Time, and at any adjournments thereof, on all matters coming before said meeting.

                (Continued and to be signed on the reverse side)
--------------------------------------------------------------------------------
COMMENTS:

--------------------------------------------------------------------------------

                EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

                                   ACERGY S.A.

                                December 18, 2008

                           Please sign, date and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.

00030000300000000000 1                                  121808

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PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
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
                                                                                                     FOR   AGAINST   ABSTAIN
                                      1. To approve the recommendation of the Board of               [ ]     [ ]       [ ]
                                         Directors of the Company to increase the number
                                         of Common Shares reserved for issuance under the
                                         Company's 2003 Stock Option Plan by two million four
                                         hundred thousand (2,400,000) Common Shares of which
                                         five hundred and one thousand (501,000) are
                                         allocated to the French Stock Option Plan, from the
                                         current six million three hundred and ten thousand
                                         (6,310,000) Common Shares to eight million seven
                                         hundred and ten thousand (8,710,000) Common Shares.

                                      2. To approve the recommendation of the Board of               [ ]     [ ]       [ ]
                                         Directors of the Company to adopt the proposed Acergy
                                         S.A. 2008 Long Term Incentive Plan.
------------------------------------
                                      TO INCLUDE ANY COMMENTS, USE THE COMMENTS BOX ON THE REVERSE
                                      SIDE OF THIS CARD.

------------------------------------
To change the address on your    [ ]
account, please check the box
at right and indicate your new
address in the address space
above. Please note that changes
to the registered name(s) on
the account may not be submitted
via this method.
------------------------------------
Signature of Shareholder               Date:               Signature of Shareholder               Date:
                         ------------        ------------                           ------------        ------------

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

                                   ACERGY S.A.

                                December 18, 2008

                            PROXY VOTING INSTRUCTIONS

MAIL - Sign, date and mail your proxy
card in the envelope provided as soon as possible.

- OR -

TELEPHONE - Call toll-free 1-800-PROXIES
(1-800-776-9437) in the United States or
1-718-921-8500 from foreign countries
and follow the instructions. Have your          --------------------------------
proxy card available when you call.             COMPANY NUMBER
                                                --------------------------------
- OR -                                          ACCOUNT NUMBER
                                                --------------------------------
INTERNET - Access "www.voteproxy.com"
and follow the on-screen instructions.          --------------------------------
Have your proxy card available when you
access the web page.

--------------------------------------------------------------------------------
You may enter your voting instructions at 1-800-PROXIES in the United States or 1-718-921-8500 from foreign countries or www.voteproxy.com up until 3:00 PM (New York City Time) on December 9, 2008.
--------------------------------------------------------------------------------
      Please detach along perforated line and mail in the envelope provided
              IF you are not voting via telephone or the Internet.

000300003000000000001                                  121808

----------------------------------------------------------------------------------------------------------------------------
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
----------------------------------------------------------------------------------------------------------------------------
                                                                                                     FOR   AGAINST   ABSTAIN
                                      1. To approve the recommendation of the Board of               [ ]     [ ]       [ ]
                                         Directors of the Company to increase the number
                                         of Common Shares reserved for issuance under the
                                         Company's 2003 Stock Option Plan by two million four
                                         hundred thousand (2,400,000) Common Shares of which
                                         five hundred and one thousand (501,000) are
                                         allocated to the French Stock Option Plan, from the
                                         current six million three hundred and ten thousand
                                         (6,310,000) Common Shares to eight million seven
                                         hundred and ten thousand (8,710,000) Common Shares.

                                      2. To approve the recommendation of the Board of               [ ]     [ ]       [ ]
                                         Directors of the Company to adopt the proposed Acergy
                                         S.A. 2008 Long Term Incentive Plan.
------------------------------------
                                      TO INCLUDE ANY COMMENTS, USE THE COMMENTS BOX ON THE REVERSE
                                      SIDE OF THIS CARD.

------------------------------------
To change the address on your    [ ]
account, please check the box
at right and indicate your new
address in the address space
above. Please note that changes
to the registered name(s) on
the account may not be submitted
via this method.
------------------------------------
Signature of Shareholder               Date:               Signature of Shareholder               Date:
                         ------------        ------------                           ------------        ------------

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.